Exhibit 99.1

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(expressed in U.S. dollars, except common shares outstanding)

	Notes	As at September 30, 2015	As at December 31, 2014
ASSETS
Current assets
Cash and cash equivalents		$116,422,098	$141,447,544
Accounts receivable		18,735,791	13,503,303
Prepaid expenses and other assets		3,420,528	1,205,250
Income taxes recoverable		—	29,341
Inventories	3	9,396,178	6,798,198

		147,974,595	162,983,636
Non-current assets
Property and equipment, net	4	14,213,629	13,647,819
Intangible assets, net	5	18,962,989	20,249,915

Total Assets		$181,151,213	$196,881,370

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities		$13,119,101	$5,345,539
Provisions		371,663	335,204
Deferred revenue		993,016	403,816
Distribution rights payable		250,000	250,000

		14,733,780	6,334,559
Non-current liabilities
Deferred revenue		634,958	551,875
Distribution rights payable		1,708,963	1,630,819
Shareholder warrants	6	12,776,871	25,873,085

Total Liabilities		$29,854,572	$34,390,338

Shareholders’ Equity
Share capital	9	$322,064,919	$315,651,455
Contributed surplus	7	15,550,539	12,134,913
Deficit		(186,318,817)	(165,295,336)

Total Shareholders’ Equity		$151,296,641	$162,491,032

Total Liabilities and Shareholders’ Equity		$181,151,213	$196,881,370

Total number of common shares outstanding	9	56,199,159	55,572,568

Commitments and contingencies	11

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

(expressed in U.S. dollars)

		For the three months ended		For the nine months ended
	Notes	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Product sales		$16,290,455	$11,111,225	$41,694,967	$30,893,753
Royalty revenue		442,877	488,575	1,435,397	1,163,575
Partnership fee revenue		—	325,000	—	975,000
Service revenue		302,635	203,669	663,371	546,519

Total revenues		17,035,967	12,128,469	43,793,735	33,578,847
Cost of sales		4,476,721	4,326,751	13,077,456	12,160,671

Gross profit		12,559,246	7,801,718	30,716,279	21,418,176

Selling and distribution costs		13,369,862	6,278,449	41,360,587	20,178,568
Research and development expenses		3,981,417	2,802,133	12,732,661	7,388,078
Administrative expenses		1,318,839	2,413,336	6,464,054	6,360,665

Total operating expenses		18,670,118	11,493,918	60,557,302	33,927,311

Loss from operations		(6,110,872)	(3,692,200)	(29,841,023)	(12,509,135)
Finance costs		(26,048)	—	(78,144)	—
Finance income		55,935	50,194	165,622	177,662
Shareholder warrants revaluation adjustment	6	2,320,640	6,669,270	8,681,901	5,519,528
Gain on investment		—	—	—	25,000

Income (loss) before income taxes		(3,760,345)	3,027,264	(21,071,644)	(6,786,945)
Income tax recovery (expense)		48,163	733	48,163	(15,409)

Net income (loss) and comprehensive income (loss) for the period		($3,712,182)	$3,027,997	($21,023,481)	($6,802,354)

Basic income (loss) and comprehensive income (loss) per share for the period	10	($0.07)	$0.05	($0.38)	($0.12)

Diluted loss and comprehensive loss per share for the period	10	($0.11)	($0.06)	($0.52)	($0.22)

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(expressed in U.S. dollars)

	Share capital	Contributed surplus	Deficit	Total
As at December 31, 2014	$315,651,455	$12,134,913	($165,295,336)	$162,491,032
Net loss and comprehensive loss	—	—	(11,285,391)	(11,285,391)
Exercise of warrants (note 6)	5,113,522	—	—	5,113,522
Exercise of options (note 9)	931,321	(422,380)	—	508,941
Stock-based compensation (note 7)	—	1,347,748	—	1,347,748

As at March 31, 2015	$321,696,298	$13,060,281	($176,580,727)	$158,175,852

Net loss and comprehensive loss	—	—	(6,025,908)	(6,025,908)
Exercise of options (note 9)	346,846	(125,082)	—	221,764
Stock-based compensation (note 7)	—	1,918,040	—	1,918,040

As at June 30, 2015	$322,043,144	$14,853,239	($182,606,635)	$154,289,748

Net loss and comprehensive loss	—	—	(3,712,182)	(3,712,182)
Exercise of options (note 9)	21,775	(10,035)	—	11,740
Stock-based compensation (note 7)	—	707,335	—	707,335

As at September 30, 2015	$322,064,919	$15,550,539	($186,318,817)	$151,296,641

As at December 31, 2013	$307,103,074	$8,953,041	($140,941,473)	$175,114,642
Net loss and comprehensive loss	—	—	(16,111,302)	(16,111,302)
Exercise of options (note 9)	1,258,838	(506,448)	—	752,390
Stock-based compensation (note 7)	—	776,071	—	776,071

As at March 31, 2014	$308,361,912	$9,222,664	($157,052,775)	$160,531,801

Income and comprehensive income	—	—	6,280,951	6,280,951
Common shares issued to acquire intangible assets (note 5)	3,500,000	—	—	3,500,000
Exercise of warrants (note 6)	2,313,207	—	—	2,313,207
Exercise of options (note 9)	588,607	(233,193)	—	355,414
Stock-based compensation (note 7)	—	1,554,107	—	1,554,107

As at June 30, 2014	$314,763,726	$10,543,578	($150,771,824)	$174,535,480

Income and comprehensive income	—	—	3,027,997	3,027,997
Exercise of options (note 9)	40,458	(17,279)	—	23,179
Stock-based compensation (note 7)	—	1,014,206	—	1,014,206

As at September 30, 2014	$314,804,184	$11,540,505	($147,743,827)	$178,600,862

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

		For the three months ended		For the nine months ended
	Notes	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
OPERATING ACTIVITIES
Net income (loss) and comprehensive income (loss) for the period		($3,712,182)	$3,027,997	($21,023,481)	($6,802,354)
Items not affecting cash
Depreciation of property and equipment	4	1,332,001	1,269,293	3,829,545	3,670,734
Amortization of intangible assets	5	423,199	239,382	1,286,926	516,422
Stock-based compensation	7	707,335	1,014,206	3,973,123	3,344,384
Imputed interest on distribution rights payable		26,048	—	78,144	—
Gain on investment		—	—	—	(25,000)
Shareholder warrants revaluation adjustment	6	(2,320,640)	(6,669,270)	(8,681,901)	(5,519,528)

		(3,544,239)	(1,118,392)	(20,537,644)	(4,815,342)

Changes in non-cash working capital
Increase in accounts receivable		(3,443,309)	(1,180,394)	(5,232,488)	(5,477,327)
Increase in inventories		(1,543,051)	(1,518,847)	(2,597,980)	(2,416,089)
Decrease in income taxes recoverable		29,341	—	29,341	—
Decrease (increase) in prepaid expenses and other assets		305,109	24,747	(2,215,278)	(591,589)
Increase (decrease) in accounts payable and accrued liabilities and provisions		2,340,826	258,182	7,861,884	(913,944)
Increase (decrease) in deferred revenue and deferred partnership revenue		326,854	(121,799)	589,200	(116,784)

Net change in non-cash working capital balances related to operations		(1,984,230)	(2,538,111)	(1,565,321)	(9,515,733)

Increase (decrease) in long term deferred revenue and deferred partnership revenue		(138,232)	13,553	83,083	(650,989)

Cash used in operating activities		(5,666,701)	(3,642,950)	(22,019,882)	(14,982,064)

INVESTING ACTIVITIES
Purchase of property and equipment	4	(2,728,119)	(921,596)	(5,563,740)	(5,237,984)
Disposals of property and equipment	4	415,719	248,603	1,168,385	597,080
Purchase of intangible assets including transaction costs	5	—	—	—	(6,368,753)
Redemption of investment		—	—	—	25,000

Cash used in investing activities		(2,312,400)	(672,993)	(4,395,355)	(10,984,657)

FINANCING ACTIVITIES
Repayment of government assistance		—	—	—	(17,587)
Proceeds from exercise of options		11,740	23,179	742,445	1,130,983
Proceeds from exercise of warrants		—	—	699,209	284,276

Cash provided by financing activities		11,740	23,179	1,441,654	1,397,672

Net decrease in cash and cash equivalents		(7,967,361)	(4,292,764)	(24,973,583)	(24,569,049)
Impact of foreign exchange on cash and cash equivalents		(23,604)	(9,996)	(51,863)	(10,296)
Cash and cash equivalents at beginning of period		124,413,063	162,053,197	141,447,544	182,329,782

Cash and cash equivalents at end of period		$116,422,098	$157,750,437	$116,422,098	$157,750,437

Non-cash investing activities – issuance of common shares valued at $3,500,000 during the nine month period ended September 30, 2014 in connection with acquisition of intangible assets (note 5).

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

1.	DESCRIPTION OF THE ENTITY

Novadaq Technologies Inc. [“Novadaq” or the “Company”] was incorporated under the Canada Business Corporations Act on April 14, 2000. The interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. The Company is a listed company incorporated and domiciled in Canada whose shares are publicly traded on the Toronto Stock Exchange [“TSX”] and NASDAQ. The registered office is located at 5090 Explorer Drive, Suite 202, Mississauga, Ontario, Canada. The Company develops and commercializes medical imaging and therapeutic devices for use in the operating room. The Company’s proprietary imaging platform can be used to visualize blood vessels, nerves and the lymphatic system during surgical procedures. The Company is also the exclusive worldwide distributor of DermACELL tissue products for wound and breast reconstruction surgery.

2.	ACCOUNTING POLICIES

These interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2015 of the Company were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”].

Expect as noted below, the same accounting policies and methods of computation were followed in the preparation of these interim condensed consolidated financial statements as were followed in the preparation of the annual consolidated financial statements for the year ended December 31, 2014 prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the IASB.

Long-term incentive plan

On April 7, 2015 the Company established a long-term incentive plan. Refer to Note 7.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements. Accordingly, these interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2015 should be read together with the annual consolidated financial statements for the year ended December 31, 2014, which are available on SEDAR at www.sedar.com.

Certain prior period information has been reclassified to conform to the current year’s presentation.

The preparation of interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the annual consolidated financial statements for the year ended December 31, 2014. These interim condensed consolidated financial statements were authorized for issue by the Board of the Directors on October 28, 2015.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

New standards, interpretations and amendments adopted by the Company

Annual Improvements to IFRS (2010-2012) and (2011-2013) cycles

In December 2013, the IASB issued Annual Improvements to IFRS: 2010-2012 Cycle and Annual Improvements to IFRS: 2011-2013 Cycle, both of which are required to be applied for annual periods beginning on or after July 1, 2014. The Company adopted these amendments in its financial statements for the annual period beginning January 1, 2015. The adoption of the amendments did not have a material effect on the Company’s consolidated financial statements.

New standards, interpretations and amendments not yet adopted by the Company

[a] Disclosure Initiative: Amendments to IAS 1

On December 18, 2014 the ISAB issued amendments to IAS 1, Presentation of Financial Statements, as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”). The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

[b] IFRS 15 – Revenue from Contracts with Customers [“IFRS 15”]

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company currently intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

[c] IFRS 9 – Financial Instruments [“IFRS 9”]

IFRS 9 (2009) introduced new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduced additional changes relating to financial liabilities and IFRS 9 (2013) introduced hedging guidance. On July 24, 2014, the IASB issued the final version of the standard, which supersedes all previous versions (IFRS 9 (2014)). The Company does not intend to early adopt IFRS 9 (2014) in its financial statements and will adopt it for the annual period beginning on January 1, 2018, which is the mandatory adoption date specified in IFRS 9 (2014). The extent of the impact of adoption of the standard has not yet been determined.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

3.	INVENTORIES

Inventories by category are as follows:

	September 30, 2015	December 31, 2014
	$	$
Raw materials	7,503,604	5,107,719
Medical devices, software and parts	1,805,250	1,613,517
TMR kits	87,324	76,962

	9,396,178	6,798,198

For the three month period ended September 30, 2015, $1,264,574 [three month period ended September 30, 2014 - $1,528,243] of inventory has been recognized in cost of sales. For the nine month period ended September 30, 2015, $3,251,030 [nine month period ended September 30, 2014 - $4,853,175] of inventory has been recognized in cost of sales.

4.	PROPERTY AND EQUIPMENT

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Opening balance at January 1, 2015	24,913,546	450,791	1,663,792	294,180	27,322,309
Additions	1,154,679	—	51,420	—	1,206,099
Disposals	(464,544)	—	—	—	(464,544)

Balance at March 31, 2015	25,603,681	450,791	1,715,212	294,180	28,063,864

Additions	1,606,209	—	23,313	—	1,629,522
Disposals	(1,321,978)	—	—	—	(1,321,978)

Balance at June 30, 2015	25,887,912	450,791	1,738,525	294,180	28,371,408

Additions	2,020,670	—	22,555	684,894	2,728,119
Disposals	(1,127,557)	—	—	—	(1,127,557)

Balance at September 30, 2015	26,781,025	450,791	1,761,080	979,074	29,971,970

Depreciation:
Opening balance at January 1, 2015	(11,557,846)	(419,792)	(1,448,474)	(248,378)	(13,674,490)
Depreciation	(1,154,447)	(4,883)	(53,497)	(3,547)	(1,216,374)
Disposals	259,609	—	—	—	259,609

Balance at March 31, 2015	(12,452,684)	(424,675)	(1,501,971)	(251,925)	(14,631,255)
Depreciation	(1,221,600)	(4,883)	(51,163)	(3,524)	(1,281,170)
Disposals	774,247	—	—	—	774,247

Balance at June 30, 2015	(12,900,037)	(429,558)	(1,553,134)	(255,449)	(15,138,178)

Depreciation	(1,273,290)	(4,508)	(50,679)	(3,524)	(1,332,001)
Disposals	711,838	—	—	—	711,838

Balance at September 30, 2015	(13,461,489)	(434,066)	(1,603,813)	(258,973)	(15,758,341)

Net book value at September 30, 2015	13,319,536	16,725	157,267	720,101	14,213,629

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Opening balance at January 1, 2014	20,658,005	432,187	1,475,962	284,716	22,850,870
Additions	6,184,030	18,604	187,830	9,464	6,399,928
Disposals	(1,928,489)	—	—	—	(1,928,489)

Balance at December 31, 2014	24,913,546	450,791	1,663,792	294,180	27,322,309

Depreciation:
Opening balance at January 1, 2014	(7,594,540)	(402,847)	(1,273,845)	(218,805)	(9,490,037)
Depreciation	(4,685,340)	(16,945)	(174,629)	(29,573)	(4,906,487)
Disposals	722,034	—	—	—	722,034

Balance at December 31, 2014	(11,557,846)	(419,792)	(1,448,474)	(248,378)	(13,674,490)

Net book value at December 31, 2014	13,355,700	30,999	215,318	45,802	13,647,819

As at September 30, 2015, medical devices includes construction-in-progress of $5,769,742 [December 31, 2014 - $5,033,710], which are not being depreciated. Depreciation will commence when the devices are placed at the medical institutions.

For the three month and nine month periods ended September 30, 2015, additions included expenditures of $716,554 [three month period ended September 30, 2014 - $26,494] and $2,838,091 [nine month period ended September 30, 2014 - $2,300,598], respectively, on SPY Elite® systems, LUNA™ systems and PINPOINT systems placed at medical institutions to generate revenue.

5.	INTANGIBLE ASSETS

Intangible assets include licenses, patent rights and distribution rights as summarized below:

	Licenses	Patent rights	Distribution rights	Total
	$	$	$	$
Cost:
Balance at January 1, 2015	5,913,642	14,920,855	7,880,819	28,715,316
Additions	—	—	—	—

Balance at March 31, 2015	5,913,642	14,920,855	7,880,819	28,715,316
Additions	—	—	—	—

Balance at June 30, 2015	5,913,642	14,920,855	7,880,819	28,715,316
Additions	—	—	—	—

Balance at September 30, 2015	5,913,642	14,920,855	7,880,819	28,715,316

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

	Licenses	Patent rights	Distribution rights	Total
	$	$	$	$
Amortization:
Balance at January 1, 2015	(5,913,642)	(2,504,258)	(47,501)	(8,465,401)
Amortization	—	(239,381)	(197,020)	(436,401)

Balance at March 31, 2015	(5,913,642)	(2,743,639)	(244,521)	(8,901,802)
Amortization	—	(230,307)	(197,019)	(427,326)

Balance at June 30, 2015	(5,913,642)	(2,973,946)	(441,540)	(9,329,128)
Amortization	—	(226,180)	(197,019)	(423,199)

Balance at September 30, 2015	(5,913,642)	(3,200,126)	(638,559)	(9,752,327)

Net book value at September 30, 2015	—	11,720,729	7,242,260	18,962,989

	Licenses	Patent rights	Distribution rights	Total
	$	$	$	$
Cost:
Balance at January 1, 2014	5,913,642	5,052,103	—	10,965,745
Additions	—	9,868,752	7,880,819	17,749,571

Balance at December 31, 2014	5,913,642	14,920,855	7,880,819	28,715,316

Amortization:
Balance at January 1, 2014	(5,913,642)	(1,748,456)	—	(7,662,098)
Amortization	—	(755,802)	(47,501)	(803,303)

Balance at December 31, 2014	(5,913,642)	(2,504,258)	(47,501)	(8,465,401)

Net book value at December 31, 2014	—	12,416,597	7,833,318	20,249,915

On May 12, 2014, Novadaq acquired all outstanding shares of Aïmago SA (“Aïmago”). Aimago is Switzerland based and holds certain patents and patent rights related to medical imaging. Under terms of the agreement, Novadaq paid to Aïmago shareholders, consideration of $10,000,000, which included $6,500,000 in cash, plus $3,500,000 in Novadaq common shares. The Company issued 201,845 common shares from treasury. If certain regulatory and commercial milestones are achieved in the future, Novadaq may also pay contingent consideration totaling an additional $2,400,000 which may be satisfied in cash or in Novadaq common shares at Novadaq’s option. Of the initial consideration of $10,000,000, approximately $357,000 was allocated to inventory, with the remainder allocated to the patents. As part of the transaction, the Company incurred $225,000 of legal and other incremental costs which were included as part of the cost of the patents. The Company will record the additional contingent consideration of up to $2,400,000 upon achievement of the specific milestones.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

6.	SHAREHOLDER WARRANTS

	February 2010 Shareholder Warrants		March 2011 Shareholder Warrants		Total
	#	$	#	$	$
December 31, 2013	397,873	5,291,864	1,561,515	20,774,130	26,065,994
Exercised	(107,784)	(2,028,931)	—	—	(2,028,931)
Revaluation	—	817,992	—	1,018,030	1,836,022

December 31, 2014	290,089	4,080,925	1,561,515	21,792,160	25,873,085
Exercised	(290,089)	(4,414,313)	—	—	(4,414,313)
Revaluation	—	333,388	—	(356,018)	(22,630)

March 31, 2015	—	—	1,561,515	21,436,142	21,436,142
Revaluation	—	—	—	(6,338,631)	(6,338,631)

June 30, 2015	—	—	1,561,515	15,097,511	15,097,511
Revaluation	—	—	—	(2,320,640)	(2,320,640)

September 30, 2015	—	—	1,561,515	12,776,871	12,776,871

On March 24, 2011, the Company closed a private placement of $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.18. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss. In determining the fair value of the warrants, the Company used the Black-Scholes option pricing model with the following assumptions: weighted average volatility rate of 66%; risk-free interest rate of 1.98%; expected life of five years; and an exchange rate of 1.026. The value of $3,695,513, net of transaction costs, was established on March 24, 2011 and subsequently revalued on December 31, 2011 utilizing the Black-Scholes option pricing model with the following assumptions: volatility rate of 64%; risk-free interest rate of 1.85%; expected life of 4.23 years; and exchange rate of 0.980. The fair value of the warrants before transaction costs were initially U.S. $1.86 per warrant at issuance and at December 31, 2014 were valued at U.S. $13.96 per warrant.

As at September 30, 2015, the warrants were revalued at U.S. $8.18 per warrant utilizing the following assumptions: volatility rate of 57%; risk-free interest rate of 0.73%; expected life of 0.48 years; a share price of CDN $14.09; an exercise price of CDN $3.18 and an exchange rate of 0.7493.

In February 2010, the Company closed a private placement of U.S. $6,610,157, net of cash transaction costs of $511,180, in which 3,049,205 units at CDN $2.43 per unit were issued. Each unit is comprised of one common share and one-fifth of a warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.00. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss. In determining the initial fair value of the shareholder warrants, the Company used the Black-Scholes option pricing model with the following assumptions: volatility rate of 69%; risk-free interest rate of 1.88%; expected life of 5 years for shareholder warrants and 3 years for broker warrants; and exchange rate of 0.960. Shareholder warrants were initially valued at U.S. $1.47 and revalued at December 31, 2014 at U.S. $14.07 per warrant.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

During the nine month period ended September 30, 2015, the remaining warrants of 290,089 were exercised [see Note 9].

7.	STOCK-BASED COMPENSATION PLANS

Stock Option Plan

On March 29, 2005, the Company established an amended stock option plan [the “Plan”] for the employees, directors, senior officers and consultants of the Company and any affiliate of the Company which governs all options issued under its previously existing stock option plans and future option grants made under the Plan. On May 15, 2008, the shareholders at the annual and special meeting approved the “Second Amended and Restated Stock Option Plan”, which was an amendment to the Plan.

Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors. Options granted under the Plan will have an exercise price of not less than the volume-weighted average trading price of the common shares for the five trading days preceding the date on which the options are granted. The maximum aggregate number of common shares which may be subject to options under the Plan and reserved for issuance under the long-term incentive plan is 10% of the common shares of the Company outstanding from time to time.

Options granted under the Plan will generally vest over a three-year period and may be exercised in whole or in part at any time as follows: 33% on or after the first anniversary of the grant date, 67% on or after the second anniversary of the grant date and 100% on or after the third anniversary of the grant date. Options expire on the tenth anniversary of the grant date. Any options not exercised prior to the expiry date will become null and void. In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances, where such optionee’s employment is terminated in connection with such transaction, such accelerated vesting will be automatic. Options granted under the Plan will terminate on the earlier of the expiration of the option or 180 days following the death of the optionee or termination of the optionee’s employment because of permanent disability, as a result of termination of the optionee’s employment because of retirement of an optionee or as a result of such optionee ceasing to be a director, or 30 days following termination of an optionee.

The stock-based compensation cost that has been recognized for the three and nine month periods ended September 30, 2015 and included in the respective function lines in the interim condensed consolidated statements of income (loss) and comprehensive income (loss) is $675,349 and $3,937,059, respectively [three and nine month period ended September 30, 2014 - $1,014,206 and $3,344,384, respectively] with a corresponding increase to contributed surplus.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

A summary of the options outstanding as at September 30, 2015 and December 31, 2014 under the Plan are presented below (all weighted average exercise prices expressed in CDN dollars):

	September 30, 2015		December 31, 2014
	Number outstanding	Weighted average exercise Price	Number outstanding	Weighted average exercise price
	#	$	#	$
Options outstanding, beginning of period	3,691,962	11.32	2,710,944	6.72
Options granted	962,000	14.00	1,644,420	18.45
Options exercised	(336,502)	2.78	(372,901)	4.59
Options cancelled	(44,766)	13.74	(19,666)	13.86
Options forfeited	(308,944)	17.54	(270,835)	17.55

Options outstanding, end of period	3,963,750	12.21	3,691,962	11.32

Options exercisable, end of period	1,947,340	8.48	1,722,799	5.34

The Company uses the Black-Scholes option pricing model to determine the fair value of options. On February 24, 2015, the Company issued 136,000 options, on May 13, 2015, the Company issued 753,500 options, and on July 28, 2015 the Company issued 72,500 options under the Plan. For the nine month period ended September 30, 2015, the Company used the following assumptions to determine the fair value of for each of the options granted:

	February 25, 2015 Grant	May 13, 2015 Grant			July 28, 2015 Grant
	Employees	Employees	Management	Board of Directors	Employees
Weighted average volatility rate	48%	51%	53%	64%	49%
Expected dividend yield	Nil	Nil	Nil	Nil	Nil
Weighted average expected life (in years)	3.3	3.3	6.2	6.4	3.3
Weighted average interest rate	0.52%	0.73%	1.15%	1.18%	0.51%
Exchange rate	0.7935	0.8368	0.8368	0.8368	0.7732
Fair Value per option	$5.29	$3.48	$4.99	$5.95	$3.94

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the expected life of the options is indicative of future trends, which may also not necessarily be the actual outcome.

There have been no modifications to the Plan during the periods presented in the interim condensed consolidated financial statements.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

Long-Term Incentive Plan

On April 7, 2015 the Company established a long-term incentive plan comprised of Restricted Share Units (RSUs) and Deferred Share Units (DSUs). RSUs may be granted by the Board of Directors and are available for directors, senior officers, employees and consultants of the Company and any affiliate of the Company. DSUs are intended for directors of the Company who may elect to receive up to 100% of their annual board retainer in DSUs. The number of RSUs and DSUs granted at any particular time pursuant to the plan is calculated by dividing the dollar amount of such grant by the market value of a Novadaq common share listed on the NASDAQ on the date of grant.

In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested RSUs and DSUs such that all participants will be entitled to settle their full allocation of RSUs and/or DSUs and in certain circumstances, where such participant’s employment is terminated in connection with such transaction, such accelerated vesting will be automatic. RSUs granted under the plan will expire upon the termination of the participant’s employment, retirement, permanent disability or death.

RSUs

RSUs granted under the plan will generally vest over a three-year period and may be settled in whole or in part at any time as follows: 33% on or after the first anniversary of the grant date, 67% on or after the second anniversary of the grant date, 100% on or after the third anniversary of the grant date, and in certain cases, if performance objectives are met as determined by the Board of Directors. RSUs must be settled no later than December 31 of the third calendar year following the year in which the services giving rise to the award were rendered. RSUs may be settled for their cash equivalent or by the issuance of the Company’s common shares, subject to discretion of the Board of Directors. Each RSU is the equivalent of one Novadaq common share.

On May 13, 2015, the Company issued 20,302 RSUs under the plan. The fair value for each RSU granted, which approximates the market value of a Novadaq common share at the date of grant, is recognized over the term of the vesting period, with a corresponding increase to contributed surplus based on the number of RSUs expected to vest. During the three months ended September 30, 2015, 500 RSUs were forfeited. As at September 30, 2015, 19,802 RSUs remain outstanding. The stock-based compensation cost that has been recognized for the three and nine month periods ended September 30, 2015 and included in the respective function lines in the interim condensed consolidated statements of income (loss) and comprehensive income (loss) is $31,986 and $36,064, respectively.

DSUs

DSUs granted under the plan may be settled when the participant ceases to be a member of the Board of Directors. The participant may elect to settle DSUs for their cash equivalent or by the issuance of the Company’s common shares. Outstanding DSUs are recorded as a liability, measured at the awards’ fair value on the date of grant based on the market price of the Company’s common shares. If an award’s fair value changes after it has been granted and before the settlement date, the resulting change in the liability is recorded as a charge to operating costs in the period that the change occurs.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

There were no DSUs granted during the three and nine month period ended September 30, 2015.

There have been no modifications to the long-term incentive plan during the periods presented in the interim condensed consolidated financial statements.

8.	FAIR VALUE OF FINANCIAL INSTRUMENTS

[a] Fair value

Set out below is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments that are recorded in the consolidated financial statements:

	September 30, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial assets
Held-for-trading
Cash and cash equivalents	116,422,098	116,422,098	141,447,544	141,447,544
Loans and receivables
Accounts receivable	18,735,791	18,735,791	13,503,303	13,503,303

	135,157,889	135,157,889	154,950,847	154,950,847

Financial liabilities
Derivative financial liabilities at fair value through profit or loss
Shareholder warrants	12,776,871	12,776,871	25,873,085	25,873,085
Distribution rights payable	1,958,963	1,958,963	1,880,819	1,880,819
Accounts payable and accrued liabilities and provisions	13,490,764	13,490,764	5,680,743	5,680,743

	28,226,598	28,226,598	33,434,647	33,434,647

The fair values of the financial assets and liabilities are shown at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and provisions approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	The fair value of the distribution rights payable is estimated by discounting the future contractual payments.

•	The fair value of shareholder warrants is estimated using the Black-Scholes option pricing model incorporating various inputs including the underlying price volatility and discount rate.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

[b] Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1 - Inputs to the valuation methodology are quoted prices [unadjusted] for identical assets or liabilities in active markets.

•	Level 2 - Inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position is as follows:

	September 30, 2015			December 31, 2014
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	116,422,098	—	—	141,447,544	—	—
Financial liabilities
Shareholder warrants	—	12,776,871	—	—	25,873,085	—

During the reporting periods, there were no transfers between Level 1 and Level 2 fair value measurements.

[c] Concentration of Accounts Receivable

As at September 30, 2015, two customers had an accounts receivable balance exceeding 10% of total accounts receivable [December 31, 2014 – two customers]. Concentration of these customers comprised 31% of total accounts receivable as at September 30, 2015 as compared to 52% as at December 31, 2014.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

9.	SHARE CAPITAL

The Company has authorized share capital as follows: common shares—unlimited, no par value; preference shares – unlimited, no par value, issuable in one or more series.

Issued and outstanding

	Common shares
	#	$
Balance at December 31, 2013	54,894,038	307,103,074
Common shares issued to acquire intangible assets	201,845	3,500,000
Exercise of stock options	372,901	2,735,174
Exercise of warrants	103,784	2,313,207

Balance at December 31, 2014	55,572,568	315,651,455

Exercise of stock options	300,302	931,321
Exercise of warrants	290,089	5,113,522

Balance at March 31, 2015	56,162,959	321,696,298

Exercise of stock options	32,867	346,846

Balance at June 30, 2015	56,195,826	322,043,144

Exercise of stock options	3,333	21,775

Balance at September 30, 2015	56,199,159	322,064,919

10.	INCOME (LOSS) PER SHARE

Basic income (loss) per share amounts are calculated by dividing net income (loss) for the period attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share amounts are calculated by dividing the net income (loss) attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the net income (loss) and weighted average number of shares data used in the basic and diluted income (loss) per share computations:

	For the three months ended		For the nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Net income (loss) and comprehensive income (loss) attributable to shareholders for basic income (loss) per share	($3,712,182)	$3,027,997	($21,023,481)	($6,802,354)

Net income (loss) and comprehensive income (loss) attributable to shareholders for diluted income (loss) per share	($6,032,822)	($3,641,273)	($29,705,382)	($12,321,882)

Weighted average number of shares for basic income (loss) per share	56,197,250	55,476,307	56,053,981	55,202,007

Weighted average number of shares for diluted income (loss) per share	57,429,707	58,301,177	57,308,812	56,308,812

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these interim condensed consolidated financial statements.

For the three and nine months ended September 30, 2015 and 2014, the conversion of outstanding stock options has not been included in the determination of basic and diluted loss per share as to do so would have been anti-dilutive.

11.	COMMITMENTS AND CONTINGENCIES

On April 22, 2015, the Company entered into an agreement to provide funding for a clinical study. Under the terms of the agreement, the Company is required to provide funding in the amount of $310,500 payable in 12 equal monthly payments. As at September 30, 2015, $232,875 is payable under the agreement.

12.	SEGMENTED INFORMATION

The Company’s business activities are conducted through one segment which consists of medical devices. Segment performance is based on gross margin and is measured consistently with the gross margin of the consolidated financial statements since there is only one segment.

Revenue by region is as follows:

	For the three months ended		For the nine months ended
	September 30, 2015 $	September 30, 2014 $	September 30, 2015 $	September 30, 2014 $
United States	15,313,179	10,023,790	38,943,683	28,454,272
Outside United States	1,722,788	2,104,679	4,850,052	5,124,575

Total	17,035,967	12,128,469	43,793,735	33,578,847

For the nine month period ended September 30, 2015, there were sales to one customer that exceeded 10% of total revenue [nine month period September 30, 2014 – three customers]. For the nine month period ended September 30, 2015, concentration of the one customer comprised 13% of total revenue. For the nine month period ended September 30, 2014, concentration of the three customers comprised 35%, 16% and 12% of total revenue.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

Property and equipment, net is as follows:

	September 30, 2015	December 31, 2014
	$	$
Canada	7,014,279	5,753,490
United States	7,199,350	7,894,329

Total	14,213,629	13,647,819

Intangible assets are domiciled as follows:

	September 30, 2015	December 31, 2014
	$	$
Canada	2,793,469	2,990,899
Outside Canada	16,169,520	17,259,016

Total	18,962,989	20,249,915